SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-57
NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filed under section 33(a) of the
Public Utility Holding Company Act of 1935, as amended

Copperbelt Energy Corporation plc
(Name of foreign utility company)

Cinergy Corp.
(Name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:

Cheryl M. Foley
Lisa Gamblin
Cinergy Corp.
139 East Fourth Street
Cincinnati, Ohio 45202

     Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Copperbelt Energy Corporation plc, a corporation organized under the laws of the Republic of Zambia ("Copperbelt"), that Copperbelt is, and claims status as, a foreign utility company within the meaning of section 33 of the Act.

Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     The name and business address of the company on whose behalf foreign utility company status is claimed is Copperbelt Energy Corporation plc ("Copperbelt"), Head Office , 23rd. Avenue, Nkana East, P.O. Box 20819, Kitwe, Zambia.

     Copperbelt owns and operates electric generation, transmission and distribution assets formerly held by the Power Division of Zambia Consolidated Copper Mines Limited ("ZCCM"), an enterprise controlled by the Government of the Republic of Zambia. Copperbelt's electric assets are located in and around the city of Kitwe in north central Zambia and include 208 km of 220kV overhead lines, 583 km of 66kV overhead lines, and 80MW of ancillary and standby generation with associated low voltage distribution.

     Copperbelt has an authorized share capital of ten million and one US Dollars (US $10,000,001.00) comprising (i) 10,000,000 Ordinary Shares with a par value per share of $0.01, all of which are issued and outstanding, and (ii) a Special Share of one US Dollar (US $1.00) (with the rights attaching thereto set out in the related Articles of Association). Each of MPII (Zambia) B.V., a wholly-owned subsidiary of Cinergy Investments MPI, Inc. (the latter company being an indirect wholly-owned subsidiary of Cinergy), and National Grid Zambia B.V., a wholly-owned subsidiary of The National Grid Company, a U.K. company, is the legal and beneficial owner of 3,900,000 Ordinary Shares; ZCCM owns 2,000,000 Ordinary Shares; and Copperbelt management owns the remaining 200,000 Ordinary Shares. The Special Share will be issued to the Minister of Finance of the Zambian Government. Ordinary voting power resides entirely in the Ordinary Shares.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of Copperbelt: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with Copperbelt, nor is any such investment or contractual relationship contemplated.


                               SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized as of the date indicated below:


                          CINERGY CORP.



                        By:   /s/William L. Sheafer
                         Vice President & Treasurer



Dated:   February 13, 1998